November 6, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	WAVE Life Sciences Ltd.

Registration Statement on Form S-1 (File No. 333-207379)

Ladies and Gentlemen:

As representatives of the several underwriters of WAVE Life Sciences Ltd.’s proposed initial public offering, we hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time, on November 10, 2015, or as soon thereafter as practicable.

In connection with the above-captioned Registration Statement, and pursuant to Rule 460 under the Securities Act of 1933, as amended, please be advised that between November 2, 2015 and the date hereof, approximately 1,168 copies of the Preliminary Prospectus, dated November 2, 2015, were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they have complied, and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

Jefferies LLC

Leerink Partners LLC

      As Representatives of the several Underwriters

By:	Jefferies LLC

By:	/s/ Kevin J. Sheridan
Name:	Kevin J. Sheridan
Title:	Managing Director

By:	Leerink Partners LLC

By:	/s/ Jon Civitarese
Name:	Jon Civitarese
Title:	Managing Director

[Signature Page to WAVE Life Sciences Ltd. Acceleration Request]